UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*

                               PIPELINE DATA INC.
                               ------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                   724059-10-0
                                   -----------
                                 (CUSIP Number)


                             Leslie J. Croland, Esq.
                        Edwards Angell Palmer & Dodge LLP
                      One North Clematis Street, Suite 400
                         West Palm Beach, FL 33401-5552
                                 (561) 833-7700
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                February 17, 2009
                                -----------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(1)  NAME OF REPORTING PERSON

     David Danzig
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                  (a) [X]
                  (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)   [ ]
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------

         NUMBER OF         (7)      SOLE VOTING POWER
         SHARES                     110
         BENEFICIALLY      -----------------------------------------------------
         OWNED BY          (8)      SHARED VOTING POWER
         EACH                       0
         REPORTING         -----------------------------------------------------
         PERSON            (9)      SOLE DISPOSITIVE POWER
         WITH                       110
                           -----------------------------------------------------
                           (10)     SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [ ]
     (See Instructions)
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%*
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON IN
________________
*    Less than 0.1%.

(1)  NAME OF REPORTING PERSON

     Gregory Danzig
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                  (a) [X]
                  (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)   [ ]
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------

         NUMBER OF         (7)      SOLE VOTING POWER
         SHARES                     0
         BENEFICIALLY      -----------------------------------------------------
         OWNED BY          (8)      SHARED VOTING POWER
         EACH                       0
         REPORTING         -----------------------------------------------------
         PERSON            (9)      SOLE DISPOSITIVE POWER
         WITH                       0
                           -----------------------------------------------------
                           (10)     SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [ ]
     (See Instructions)
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON IN

(1)  NAME OF REPORTING PERSON

     Kauai Investment Holdings, LLC
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                  (a) [X]
                  (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida
--------------------------------------------------------------------------------

         NUMBER OF         (7)      SOLE VOTING POWER
         SHARES                     0
         BENEFICIALLY      --------------------------------------------------
         OWNED BY          (8)      SHARED VOTING POWER
         EACH                       0
         REPORTING         -----------------------------------------------------
         PERSON            (9)      SOLE DISPOSITIVE POWER
         WITH                       0
                           -----------------------------------------------------
                           (10)     SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [ ]
     (See Instructions)
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON OO

      This Amendment No. 13 to Statement on Schedule 13D is filed jointly by David Danzig, Gregory Danzig and Kauai Investment Holdings, LLC (collectively, the "Reporting Persons") and amends and supplements the following:

      (a)   (i)   the Statement on Schedule 13D (the "GD Schedule") filed
                  jointly on December 30, 2005 by Gregory Danzig and Kauai
                  Investment Holdings, LLC ("Kauai"); (ii) Amendment No. 1 to the GD Schedule filed jointly on October 31, 2006; (iii)
                  Amendment No. 2 to the GD Schedule filed jointly on December
                  7, 2006; (iv) Amendment No. 3 to the GD Schedule filed jointly on July 5, 2007; (v) Amendment No. 4 to the GD Schedule filed jointly on January 7, 2008; (vi) Amendment No. 5 to the GD
                  Schedule filed jointly on March 10, 2008; (vii) Amendment No.
                  6 to the GD Schedule filed jointly on May 5, 2008; (viii)
                  Amendment No. 7 to the GD Schedule filed jointly on July 1,
                  2008; (ix) Amendment No. 8 to the GD Schedule filed jointly on
                  August 6, 2008; (x) Amendment No. 9 to the GD Schedule filed jointly on September 18, 2008; (xi) Amendment No. 10 to the GD
                  Schedule filed jointly on December 3, 2008; (xii) Amendment
                  No. 11 to the GD Schedule filed jointly on January 8, 2009;
                  and (xiii) Amendment No. 12 to the GD Schedule filed jointly on February 6, 2009; and

      (b)   (i)   the Statement on Schedule 13D (the "DD Schedule") filed on
                  December 30, 2005 by David Danzig; (ii) Amendment No. 1 to the
                  DD Schedule filed on October 31, 2006; (iii) Amendment No. 2 to the DD Schedule filed on December 7, 2006; (iv) Amendment
                  No. 3 to the DD Schedule filed on July 5, 2007; (v) Amendment
                  No. 4 to the DD Schedule filed on January 7, 2008; (vi)
                  Amendment No. 5 to the DD Schedule filed on March 10, 2008;
                  (vii) Amendment No. 6 to the DD Schedule filed on May 5, 2008;
                  (viii) Amendment No. 7 to the DD Schedule filed on July 1,
                  2008; (ix) Amendment No. 8 to the DD Schedule filed jointly on
                  August 6, 2008; (x) Amendment No. 9 to the DD Schedule filed jointly on September 18, 2008; and (xi) Amendment No. 10 to the DD Schedule filed jointly on December 3, 2008; (xii)
                  Amendment No. 11 to the DD Schedule filed jointly on January
                  8, 2009; and (xiii) Amendment No. 12 to the DD Schedule filed jointly on February 6, 2009.

This Amendment No. 13 to Statement on Schedule 13D, the previous amendments to the GD and DD Schedules and the initial GD and DD Schedules are hereinafter collectively referred to as this "Statement."

Item 4.  Purpose of Transaction.

      The information set forth in Item 4 of this Statement is hereby amended by adding the following:

      On February 17, 2009, pursuant to the Second Amended and Restated Put Modification Agreement dated as of November 26, 2008, among the Reporting Persons and Pipeline Data Inc. ("Pipeline") and Charge.com, Inc., a wholly-owned subsidiary of Pipeline, as amended, Pipeline repurchased 4,699,029 shares of Pipeline common stock issued in the name of Kauai and 4,699,029 shares of Pipeline common stock issued in the name of David Danzig. In consideration for the 9,398,058 shares of Pipeline common stock, Pipeline paid a total of $2 million to the Reporting Persons and transferred to Gregory Danzig and David Danzig the "charge.com" domain name (the "Domain Name") and certain other assets, properties and rights inherent to the use of the Domain Name and the operation of a website using the Domain name.

Item 5.    Interest in Securities of the Issuer.

      The information set forth in Item 5 of this Statement is hereby amended as follows:

      (a)-(b) David Danzig owns 110 shares of Pipeline common stock, constituting less than 0.1% of the outstanding common stock (based on approximately 41 million shares of common stock outstanding, as reported in Pipeline's Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on February 9, 2009). David Danzig exercises sole voting and dispositive power with respect to these shares. Neither Gregory Danzig nor Kauai owns any shares of Pipeline common stock.

      (c) Except as described in Item 4 of this Amendment No. 13 to Statement on Schedule 13D, which is incorporated by reference into this Item 5(c), during the past 60 days, none of the Reporting Persons has effected any transactions in shares of Pipeline common stock.

      (e) The Reporting Persons ceased to be the beneficial owners of more than 5% of Pipeline common stock on February 17, 2009.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 19, 2009


                                         Kauai Investment Holdings, LLC

                                              By: /s/ Gregory Danzig
                                                  ------------------------------
                                                  Gregory Danzig, Sole Manager

                                         /s/ Gregory Danzig
                                         ---------------------------------------
                                         Gregory Danzig

                                         /s/ David Danzig
                                         ---------------------------------------
                                         David Danzig
























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